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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Throckmorton Street
(No. and Street)

| Fort Worth | Texas | 76102 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Janet Mengis | 817-877-4256 x204 | janet@signalsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rhodes Osiek Patyk & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

| 2170 Interstate 20 | Arlington | Texas | 76017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/22/2009 | 3881 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jerry Singleton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signal Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER SNOW
NOTARY PUBLIC
STATE OF TEXAS
ID 132601629
EXP. 08-07-2028

Notary Public

Signature:

Title: Executive Chairman

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024

# Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Signal Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signal Securities, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Signal Securities, Inc.'s management. Our responsibility is to express an opinion on Signal Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Signal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Signal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Signal Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Rhodes Osiek Patyk & Company*

We have served as Signal Securities, Inc.'s auditor since 1995.

Arlington, Texas

February 20, 2025

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:

| | | |
|---|---|---:|
| Cash | $ | 593,693 |
| Restricted cash | | 993,077 |
| Clearing deposit and money market | | 271,350 |
| Securities owned at market value (Note 2) | | 283,823 |
| Receivable from dealers | | 136,381 |
| Other assets | | 105,281 |
| Total current assets | | 2,383,605 |

PROPERTY AND EQUIPMENT, AT COST,
net of depreciation (Note 3)                         11,215

OPERATING RIGHT-OF-USE LEASE (Note 10)               385,846

Total Assets                                    $ 2,780,666

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Accrued commissions payable | $ | 386,623 |
| Accounts payable and accrued liabilities | | 1,047,184 |
| Current portion – operating right-of-use lease (Note 10) | | 96,462 |
| Total current liabilities | | 1,530,269 |

LONG-TERM LIABILITIES:

| | |
|---|---:|
| Operating right-of-use lease (Note 10) | 289,384 |
| Total long-term liabilities | 289,384 |

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Notes 8 and 9)

| | |
|---|---:|
| Common stock, par value $1 per share, 100,000 shares authorized, 35,000 shares issued and outstanding | 35,000 |
| Additional paid-in capital | 369,226 |
| Retained earnings | 556,787 |
| Total stockholders' equity | 961,013 |

Total Liabilities And
Stockholders' Equity                            $ 2,780,666

The accompanying notes are an integral part
of these financial statements

# SIGNAL SECURITIES, INC.

## STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:

| | | |
|---|---|---:|
| Commissions income | $ | 2,492,319 |
| Management fees | | 4,077,179 |
| Interest income | | 33,486 |
| Other income | | 25,086 |
| Total revenues | | 6,628,070 |

EXPENSES:

| | |
|---|---:|
| Commissions expense | 4,173,948 |
| Regulatory fees | 29,589 |
| Salaries, taxes and benefits | 1,765,178 |
| Operating overhead | 192,605 |
| Occupancy and equipment expense | 157,684 |
| Quote and technology expense | 132,172 |
| Clearing charges | 40,562 |
| Total expenses | 6,491,738 |

| | | |
|---|---|---:|
| NET INCOME | $ | 136,332 |

The accompanying notes are an integral part
of these financial statements

# SIGNAL SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2024

| | Common Stock | | Additional Paid-in | Retained |
| | Shares | Amount | Capital | Earnings |
|---|---|---|---|---|
| BALANCE AT DECEMBER 31, 2023 | 35,000 | $35,000 | $369,226 | $470,455 |
| NET INCOME | – | – | – | 136,332 |
| STOCKHOLDER DISTRIBUTIONS | – | – | – | (50,000) |
| BALANCE AT DECEMBER 31, 2024 | 35,000 | $35,000 | $369,226 | $556,787 |

The accompanying notes are an integral part
of these financial statements

# SIGNAL SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

| | |
|---|---:|
| Net income | $ 136,332 |

Adjustments to reconcile net income to net
cash provided by operating activities

| | |
|---|---:|
| Depreciation expense | 3,645 |
| Unrealized loss on securities | 5 |

Changes in operating assets and liabilities:

| | |
|---|---:|
| (Increase) in restricted cash | (484,453) |
| Decrease in receivable from dealers | 6,528 |
| Decrease in prepaid assets | 22,810 |
| Increase in accrued commission | 66,818 |
| Increase in accounts payable and accrued liabilities | 493,916 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 245,601 |

CASH FLOWS FROM INVESTING ACTIVITIES:

| | |
|---|---:|
| Purchases of property and equipment | (4,787) |
| Decrease in clearing deposit and money market | 266,695 |
| (Increase) in securities owned at market value | (283,828) |
| NET CASH (USED IN) INVESTING ACTIVITIES | (21,920) |

CASH FLOWS FROM FINANCING ACTIVITIES:

| | |
|---|---:|
| Stockholder distributions | (50,000) |
| NET CASH (USED IN) FINANCING ACTIVITIES | (50,000) |

| | |
|---|---:|
| NET INCREASE IN CASH AND MARKETABLE SECURITIES | 173,681 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 420,012 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 593,693 |

The accompanying notes are an integral part
of these financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer.  The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash -

For purposes of the statement of cash flows, the Company considers the cash balance to be the balance of the operating account. Restricted cash represents monies held for the benefit of customers. The Company maintains cash balances at one financial institution in Texas, which at times may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Property and equipment -

Property and equipment are carried at cost.  The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

| Assets | Estimated Useful Lives |
|---|---|
| Machinery and Equipment | 7 years |
| Furniture and Fixtures | 7 years |
| Data Processing Equipment | 5 years |
| Leasehold improvements | 10 years |

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal corporate income taxes on its taxable income.  Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs –

The advertising costs are expensed as incurred.  Advertising costs for the year ended December 31, 2024 were $0.

Compensated absences –

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers –

Receivables are generally collected in full the month following their accrual. The Company uses the direct write off method for recording uncollectible receivables from dealers.  Management has determined that the receivables from dealers are totally collectible.

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.


(2) SECURITIES OWNED AT MARKET VALUE:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1   Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2   Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Level 3   Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates or assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measures at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds: Valued at the value of the units held times the market value of the unit.

The following table presents the Company's investments at fair value as of December 31, 2024.

|  | Level 1 | Level 2 | Total |
|---|---|---|---|
| Mutual funds | $ 283,823 | $ 0 | $ 283,823 |
|  | $ 283,823 | $ 0 | $ 283,823 |

Gains and losses (realized and unrealized) are reported in the statement of income.

The investment portfolio, recorded at fair market value, is as follows at December 31, 2024:

|  | Cost | Market |
|---|---|---|
| Mutual funds | $ 283,828 | $ 283,823 |
|  | $ 283,828 | $ 283,823 |

(3)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

| Machinery and Equipment | $ 21,815 |
|---|---|
| Furniture and Fixtures | 30,808 |
| Data Processing Equipment | 91,147 |
| Leasehold improvements | 3,212 |
|  | 146,982 |
| Less accumulated depreciation | (135,767) |
|  | $ 11,215 |

Depreciation expense for property and equipment for the year ended December 31, 2024, was $3,645.

(4)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees.  The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan.  The Board of Directors elected a safe harbor contribution equal to 3% of eligible participants' total compensation.  The Board of directors

elected to make an additional discretionary profit sharing contribution in the amount of $24,821 for the year ended December 31, 2024.  For the year ended December 31, 2024, the Company's discretionary and safe harbor contribution to the trust totaled $50,249. The Company has accrued this contribution as a liability on its financial statements.

(5)    REVENUE FROM CONTRACTS WITH CUSTOMERS:

Investment Advisory Fees –

The Company earns investment advisory fees from its contracts with customers to provide asset management and financial planning services. Management fees for the majority of the Company's customers are assessed quarterly in advance of service based on the account valuation on the last day of the preceding calendar quarter. Quarterly fees collected in advance are recognized as revenue in monthly, one-third increments as they are earned by the advisers. Occasionally, management fees for customers are assessed in arrears at the end of each quarter of service based on the account valuation on the last day of the quarter.  Quarterly fees collected in arrears are recognized as revenue in total at the time that the payment is received. The Company may contract with a customer to charge a flat fee for the creation of a financial plan or asset review.  Fees collected for financial planning are recognized at the time when the services are rendered.

Introducing Broker/Dealer Revenue from Clearing Firm –

The Company earns commissions and fees from transactions effected in customer accounts at the Company's clearing firm, Hilltop Securities, Inc. Clearing firm revenue is recognized monthly by the Company upon receipt of a month-end correspondent settlement.

Brokerage and Insurance Commissions and Fees –

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual fund and insurance companies is recognized in the period the income was earned.

REIT and Limited Partnership Sales on the Secondary Market –

The Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers".  All fees and commission pertaining to a trade are recognized as revenue at the time that the trade closes and the funds are transferred to the Company's operating account.

(6)   SUBORDINATED LOAN FROM A RELATED PARTY:

At December 31, 2024 the Company has no outstanding subordinated loans.

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial condition date of December 31, 2024 through February 20, 2025, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(8)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital.  This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group.  At December 31, 2024, the Company has net capital of $819,673, which is in excess of its required net capital.

(9)   FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2024, Focus Report Part II are as follows:

|  | Per Accompanying Financial Statement | Per Focus | Difference |
|---|---|---|---|
| Cash | $ 1,858,120 | $ 1,858,120 | $        0 |
| Securities owned, market value | 283,823 | 283,823 | |
| Receivable from dealers and securities | 136,381 | 136,381 | 0 |
| Other assets | 105,281 | 105,281 | 0 |
| Property and equipment, net | 11,215 | 11,215 | 0 |
| Operating right-of-use lease | 385,846 | 385,846 | 0 |
| Accounts payable, accrued liabilities, expenses and other payables | (1,433,807) | (1,433,807) | 0 |
| Operating right-of-use liability | (385,846) | (385,846) | 0 |
| Stockholders' Equity | (961,013) | (961,013) | 0 |
|  |  |  | $        0 |

(10)    COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease.  In 2022, the Company signed a lease renewal agreement with a term of six (6) years, commencing on January 1, 2023 and ending on December 31, 2028. As this right-of-use lease did not provide an implicit interest rate, the Company utilized a 4.5% discount rate to determine the lease liability. When capitalized, the lease was recorded as an asset and a liability in the amount of $578,769.

Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense for the right-of-use asset for the year ended December 31, 2024 was $96,462. Given that in 2024 the Company had only one operating lease agreement, at December 31, 2024, the weighted average discount rate is 4.5% and the weighted average remaining lease term is 4 years.

Future commitments relating to the right-of-use operating lease agreement are as follows:

| | | |
|---|---|---:|
| 2025 | $ | 109,265 |
| 2026 | | 111,930 |
| 2027 | | 114,595 |
| 2028 | | 117,260 |
| Total minimum lease payments | | 453,050 |
| Less imputed interest | | ( 67,204) |
| Total lease liability | $ | 385,846 |

# SIGNAL SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2024

### SCHEDULE I

### NET CAPITAL

| | |
|---|---:|
| TOTAL STOCKHOLDERS' EQUITY | $ 961,013 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 0 |
| OTHER DEDUCTIONS | (135,664) |
| NET CAPITAL BEFORE HAIRCUTS | 825,349 |
| HAIRCUTS ON SECURITIES | (5,676) |
| NET CAPITAL | $ 819,673 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 1,433,807 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 1,433,807 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

| | |
|---|---:|
| Greater of 6 2/3% of Aggregate Indebtedness | $ 95,587 |
| or | |
| Minimum Dollar Net Capital | 100,000 |
| Minimum Net Capital Required | $ 100,000 |
| Ratio: Aggregate Indebtedness to Net Capital | 1.75 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part IIA of Form X-17a-5 as of December 31, 2024)

| | |
|---|---:|
| Net Capital as Reported in Company's Part II Focus Report | $ 819,673 |
| Adjustments | 0 |
| Net Capital Per Above | $ 819,673 |

# Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Signal Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Signal Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA

and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Rhodes Osiek Patyk & Company*

Arlington, Texas
February 20, 2025

# SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---|
| GENERAL ASSESSMENT | $ | 1170 |
| LESS PAYMENT MADE 7/22/24 WITH SIPC-6 | | (522) |
| ASSESSMENT BALANCE DUE | $ | 648 |
| ASSESSMENT PAID WITH FORM SIPC-7 | $ | 648 |

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

|  | 12/31/24 |
|---|---|
| TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9 | $ 6,628,070 |
| TOTAL ADDITIONS | 0 |
| | 6,628,070 |

DEDUCTIONS:

| | |
|---|---|
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products | 5,805,167 |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 40,562 |
| 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | 2,205 |
| Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts | 179 |
| TOTAL DEDUCTIONS | 5,848,113 |
| SIPC NET OPERATING REVENUE | $ 779,957 |
| GENERAL ASSESSMENT @ .0015 | $ 1,170 |

# Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Signal Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Signal Securities, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (k)(2) (i) and (2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to mutual fund retailer, municipal securities broker, broker or dealer selling tax shelter or limited partnerships in primary distribution and private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signal Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Rhodes Osiek Patyk & Company*

Arlington, Texas
February 20, 2025

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

(2) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to mutual fund and variable annuity/variable life transactions where the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer of its agent and not to the Company).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2024 without exception.

Signal Securities, Inc.

I, Jerry Singleton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jerry Singleton    Title: Executive Chairman

Date: 2/20/25